Filed by Rite Aid Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

On June 26, 2018, Rite Aid Corporation launched a website (the “Website”) about the pending merger with Albertsons Companies, Inc. that is being maintained at www.riteaid-albertsons.com. Screenshots of certain content posted to the Website follow: